Exhibit 99.1

Azure Power Receives NYSE's Grant of Extension Regarding Delayed Filing of 2022 Annual Report

New Delhi, February 15, 2023 -- Azure Power Global Limited (NYSE: AZRE) ("Azure” or the “Company") today announced that it received a letter from the New York Stock Exchange (the “NYSE”) on February 14, 2023, notifying that the NYSE's Listings Operations Committee agreed to provide the Company with an additional trading period through July 15, 2023, subject to reassessment on an ongoing basis, to complete and file the Company's annual report on Form 20-F for the fiscal year ended March 31, 2022 (the "2022 Annual Report") with the U.S. Securities and Exchange Commission (the "SEC") and any subsequent delayed filings pursuant to the NYSE's late filer rules outlined in Section 802.01E of the NYSE Listed Company Manual.

The Company has been in ongoing cooperation and correspondence with the NYSE on the late filing issue. The NYSE notified the Company that it will closely monitor the Company's progress with the milestones and timing submitted to the NYSE. Failure to achieve these interim milestones could result in accelerated trading suspension prior to the end of the July 15, 2023 trading period. In addition, if the Company does not complete the filing of its 2022 Annual Report and any subsequent delayed filings with the SEC by the end of the maximum 12-month cure period on August 16, 2023, the NYSE will move forward with the initiation of suspension and delisting procedures.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and the US Private Securities Litigation Reform Act of 1995, including statements regarding completion of the Fiscal 2022 Audited Financial Statements and the filing of the Form 20-F. The risks and uncertainties that could cause the Group's results to differ materially from those expressed or implied by such forward-looking statements include: the timing of the completion of the Fiscal 2022 Audited Financial Statements; and such other risks identified in the registration statements and reports that the Company files with the SEC. All forward-looking statements in this press release and are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

About Azure

Azure is a leading independent sustainable energy solutions provider and renewable power producer in India. Azure developed India’s first utility scale solar project in 2009, and since then has grown rapidly to become a leader in developing and operating large utility-scale renewable energy projects in the country.

For more information about Azure, visit: www.azurepower.com.

Exhibit 99.1

For more information contact:

ir@azurepower.com

pr@azurepower.com